June 30, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Gilmore
Accounting Branch Chief

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed March 9, 2009
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in your letter addressed to Graham Smith, Chief Financial Officer, dated June 10, 2009 (the “Comment Letter”) related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 1. Business

Overview, page 1

1.	We note your statement on page 70 that because you generally invoice your customers on a quarterly or annual basis, your deferred revenue does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Please tell us what consideration you gave to disclosing the total contract value of all of your non-cancelable subscription agreements. See Item 101(c)(viii) of Regulation S-K.

We advise the Staff that on an annual basis in our future Forms 10-K we will disclose our backlog amounts consistent with Item 101(c)(viii) of Regulation S-K.

In response to the Staff’s comment, we initially note that our use of the term “total contract value” refers to all future revenue expected under non-cancelable subscription agreements, a portion of which has already been invoiced and is therefore included in deferred revenue, as further explained on page 70 of the above-referenced Form 10-K. Our deferred revenue consists primarily of billings and payments received in advance of revenue recognition from our subscription service. We believe that “backlog orders” as set forth in Item 101(c)(viii) consist of future billings under our non-cancelable subscription agreements that have not been invoiced or paid and, accordingly, are not recorded in deferred revenue. We refer to this as “unbilled deferred revenue.”

In assessing the materiality to our investors of our unbilled deferred revenue and the total contract value of all of our non-cancelable subscription agreements in connection with our past filings, we considered the following factors:

•

Materiality and usefulness of the information to investors. We believe that unbilled deferred revenue and total contract value are not material and may not add significantly to investors’ understanding of our business. This is because the amount of unbilled deferred revenue can change for a number of reasons, including specific timing and duration of large customer agreements, varying billing cycles of non-cancelable subscription agreements, specific timing of customer renewals, foreign currency fluctuations, the timing of when unbilled deferred revenue is recognized as revenue, and changes in customer financial circumstances.

•

Inconsistency in industry practice. We note that there is a variety of practices among issuers in our industry as to whether backlog orders or similar amounts are disclosed and, if disclosed, as to how such amounts are presented. As a result, peer-to-peer comparisons are difficult and potentially misleading.

•

Management does not reference this number internally. We do not use either unbilled deferred revenue or total contract value in our internal analysis or in the models that support the financial guidance we provide to analysts and investors. Our chief operating decision-makers do not use this information in evaluating business trends, nor is this information used in making decisions about performance assessment, budgeting or the resources to finance future operations.

Notwithstanding the foregoing, and as noted above, we will disclose unbilled deferred revenue annually in the Business Section of future Forms 10-K. Below is an illustration of the proposed disclosure that we currently anticipate including in our next Form 10-K:

Unbilled deferred revenue was approximately $[        ] and $[        ] as of January 31, 2010 and January 31, 2009, respectively. Unbilled deferred revenue represents future billings under our non-cancelable subscription agreements that have not been invoiced and, accordingly, are not recorded in deferred revenue. We expect that the amount of unbilled deferred revenue may change from year-to-year for several reasons, including the specific timing and duration of large customer subscription agreements, varying billing cycles of non-cancelable subscription agreements, the specific timing of customer renewals, foreign currency fluctuations, the timing of when unbilled deferred revenue is to be recognized as revenue, and changes in customer financial circumstances. For multi-year subscription agreements billed annually, the associated unbilled deferred revenue is typically high at the beginning of the contract period, zero just prior to renewal, and increases if the agreement is renewed. Low unbilled deferred revenue attributable to a particular subscription agreement is typically associated with an impending renewal and may not be an indicator of the likelihood of renewal or future revenue from such customer. Accordingly, we expect that the amount of aggregate unbilled deferred revenue may change from year-to-year depending in part upon the number and dollar amount of subscription agreements at particular stages in their renewal cycle. Such fluctuations are not a reliable indicator of future revenues.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 59

2.	We note your tabular presentation of stock-based compensation in footnote (1) in your Consolidated Statements of Operations and the Selected Financial Data on page 35. We also note similar presentation in your Form 10-Q filed May 27, 2009. We do not believe such tabular presentation on the face of the Consolidated Statements of Operations complies with the guidance under SAB 14F. Note that compliance with SAB Topic 14F permits disclosure of stock-based compensation information on the face of your Statements of Operations in a tabular presentation absent totals for stock-based compensation. SAB Topic 14F precludes presentation of a total amount for stock-based compensation in the income statement. Tell us how you considered the guidance under SAB Topic 14F, including why you believe your current presentation complies.

We respectfully advise the Staff that we present our stock-based expenses on the face of our Consolidated Statements of Operations because of the significance of the non-cash expense, both as a percentage of our total revenue, which was 7 percent in fiscal 2009, and as a percentage of each cost and operating expense financial statement line-item. For example, in fiscal 2009, stock-based expenses included in General and Administrative expenses represented 13 percent of total General and Administrative expenses. We believe that providing this financial information in a tabular footnote on the face of our Consolidated Statement of Operations is informative to investors.

As the Staff noted in their comment, SAB Topic 14F does not prohibit a disclosure of stock-based compensation that is included in each expense line item on the face of our Statement of Operations. Additionally, we respectfully note nothing in SAB Topic 14F that precludes a presentation of total stock-based compensation expense. However, in response to the Staff’s comment, beginning with our quarterly report on Form 10-Q for the three months ended July 31, 2009 and going forward, we will remove the total line of the stock-based expenses in the tabular presentation on our Consolidated Statements of Operations in both the condensed consolidated financial statements and the selected financial data sections of the filings.

For illustrative purposes, the presentation will be as follows:

(1)	Amounts include stock-based expenses, as follows (in thousands):

	Three months ended July 31,			Six months ended July 31,
	2009		2008	2009		2008
Cost of revenues	$	XXXX	$2,656	$	XXXX	$5,332
Research and development		XXXX	2,259		XXXX	2,259
Marketing and sales		XXXX	8,749		XXXX	16,870
General and administrative		XXXX	5,220		XXXX	10,389

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition, page 69

3.	Your disclosure on page 45 appears to indicate that an increasing number of your multiple element arrangements are accounted for as single units of account. Please clarify for us why this is the case. Additionally, please clarify why your costs of professional services will exceed the related revenue recognized when your professional service arrangements are accounted for as a single unit of accounting with the related subscription service, as noted in your disclosure on page 45, when your disclosure on page 70 suggests that you defer costs related to such arrangements and amortize such costs over the same time period as the revenue is recognized.

We are experiencing an increasing number of multi-element arrangements that are being accounted for as single units of accounting. As we indicated in Management’s Discussion & Analysis on page 36 of our Form 10-K, one of the key elements of our business strategy includes “strengthening our existing CRM applications and extending into new functional areas within CRM and continuing to lead the industry transformation to cloud computing.” As new and varying cloud computing service offerings have been introduced, we have generally not been able to satisfy the requirements of paragraph 9(b) of EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” which requires objective and reliable evidence of the fair value of undelivered elements.

As a result, an increasing number of professional services arrangements cannot be accounted for separately from the subscription service contract. Accordingly, when new offerings are included in the multi-element arrangements, customer payments for professional services are generally recognized as revenue over the term of the related subscription service contract. We defer the direct costs of professional services in these situations, as disclosed on page 70 of our Form 10-K.

While we defer and recognize the direct costs over the underlying term of the subscription service contracts, the deferred amounts do not include the full indirect cost of operating a professional services organization, such as overhead and non-billable time for administration and training. These indirect costs are expensed as incurred, and generally exceed the revenue and direct costs associated with the professional service arrangement which are being recognized over the term of the related subscription agreement. As a result, we incur a negative profit margin on our professional services business when we experience an increasing number of engagements that are accounted for as a single unit of accounting. This is the reason for the disclosure on page 45 of our Form 10-K, which notes that as more professional service arrangements are accounted for as a single unit of accounting, our costs of professional services in any given quarter will likely exceed the revenue that can be recognized on such services early in the related contracts.

Finally, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please direct them to my attention. My telephone number is (415) 901-8490 and my facsimile number is (415) 901-8437.

Very truly yours,

salesforce.com, inc.

/s/ David Schellhase

David Schellhase

Senior Vice President and General Counsel

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Executive Vice President and Chief Financial Officer, salesforce.com, inc.
Kenneth I. Juster, Executive Vice President, Law, Policy, and Corporate Strategy, salesforce.com, inc.

Lawrence Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.

Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati

David Cabral, Ernst & Young LLP